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Daniel P. Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

December 23, 2025
Re:	Grayscale Avalanche Trust (AVAX) Amendment No. 1 to Registration Statement on Form S-1 Filed October 2, 2025 File No. 333-289829

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att'n:	David Lin
Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments Sponsors, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Avalanche Trust (AVAX) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 4, 2025, relating to the Trust’s Amendment No. 1 to the Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Description of the Shares
Staking Arrangements and Provider-Facilitated Staking Model, page 127

1.
Please revise this section to clarify whether any fee the Sponsor may be entitled to receive in connection with the Staking Arrangements (i.e., in the form of the Sponsor's Staking Portion) will be payable out of the Staking Consideration that would otherwise be earned by the Trust. Also, please make corresponding revisions to your disclosure in the prospectus summary, as appropriate.

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Response: The Sponsor has revised the disclosure on page 5 and 133 of the Registration Statement in response to the Staff’s comment.

Prospectus Summary
Staking, page 3

2.
You disclose here that the Sponsor may seek to stake as much of the Trust's AVAX as is practicable (i.e., up to 100%) at all times. We also note your risk factor disclosure on page 28 that liquidity for redemptions must be managed through unstaked balances, including the Liquidity Sleeve and/or by laddering staking terms in light of the two week minimum validation period. Please revise your disclosure here to explain whether and to what extent you anticipate laddering staking terms and/or utilizing a Liquidity Sleeve to manage liquidity. Please also quantify or provide a range for the expected percentage of your assets to be held in the Liquidity Sleeve in the ordinary course, or explain why you are unable to do so.

Response: The Sponsor has revised the disclosure on page 29 of the Registration Statement in response to the Staff’s comment.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Edward McGee
Craig Salm
Jake Karlsruher

Joseph A. Hall
Davis Polk & Wardwell LLP

December [23], 2025	2